

August 4, 2014

<u>Via E-mail</u>
Rong Luo
Chief Financial Officer
eLong, Inc.
Xingke Plaza, Tower B, Third Floor
10 Middle Jiuxianqiao Road, Chaoyang District
Beijing 100015, People's Republic of China

>   **Re: eLong, Inc.**
>   **Form 20-F for the year ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 000-50984**

Dear Mr. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Financial Statements, page F-1</u>
<u>Notes to the Consolidated Financial Statements, page F-6</u>

<u>(2) Summary of Significant Accounting Policies, page F-8</u>
<u>(f) Revenue recognition, page F-9</u>

<u>Hotel reservation services, page F-9</u>

1. Your disclosure on page F-9 indicates that you account for revenue as an agent, as you do not assume inventory risk. However, we note from pages 13 and 36 that you sometimes

prepay for supplier inventory and also your customers pay you and then you pay hotel suppliers. To the extent material, please revise your revenue recognition footnote to disclose your accounting policy with regard to prepaid hotel rooms for which you incur inventory risk. If such revenues are not material, please revise to disclose.

(w) Segment reporting, page F-15

2. We note prior to 2013, you mainly operated and managed your business as two reportable segments: Hotel and Air, and beginning 2013, you have one reportable segment as the CODM reviews the combined operating results of the former Hotel and Air segments to make decisions about resource allocation and performance assessment. We also note while Air ticketing revenues have decreased as a percentage of total revenues in fiscal 2013 relative to prior periods presented; it appears that such revenues continue to meet the quantitative thresholds under ASC 280-10-50-12. In this regard, please tell us how your presentation complies with the guidance outlined in ASC 280-10-50-10 and provide us with your analysis. As part of your response to us, please tell us how management has changed its approach to managing its business units as compared to prior periods, including the different service provisions and marketing strategies that are required for the service offered by each business unit. We may have further comment upon receipt of your response.

(3) Acquisitions, page F-17

2013 Acquired Company, page F-17

3. Please revise your footnote to include the primary reasons for the business combination pursuant to ASC 805-10-50-2(d). Additionally, please revise to disclose a qualitative description of the factors that make up the goodwill recognized such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by ASC 805-30-50-1(a).

4. We note of the total consideration RMB18,750,000, RMB5,000,000 was paid to selling shareholders of 2013 Acquired Company for 25% interest, and RMB13,750,000 was injected to acquire an additional 26.6% interest. In this regard, please tell us whether the transactions to acquire the 25% interest and additional 26.6% were concurrent. If not, please tell us and revise your disclosure to provide the information required by ASC 805-10-50-2(g).

5. Furthermore, please clarify for us the nature of the capital injection of RMB13,375,000 exchanged for 26.6% interest of the 2013 Acquired Company. As part of your response, please explain to us how the injection has been reflected in your statements of cash flows for the fiscal year ended December 31, 2013.

(7) Goodwill and Intangible Assets, page F-22

6. We note you recognized impairment charges for certain trade names of RMB1,860,000 and RMB1,740,000 during fiscal 2012 and 2013, respectively. Please revise your footnote to disclose the facts and circumstances leading to the impairment as required by ASC 350-10-50-3(a).

Form 6-K filed May 23, 2014

7. We note that you received RMB 30 million from Tongcheng for termination of an agreement. Please tell us how you plan to account for the receipt of such fee in your 2014 financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief